AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

As of December 31, 2015

Assets		
Cash and cash equivalents	$	1,518,235
Receivable from broker		8,038,949
Securities owned, at fair value ($5,272,823 pledged as collateral)		7,398,249
Due from affiliates		198,508
Accounts receivable		60,950
Other assets		394,991
Total assets	$	17,609,882
Liabilities and Member's Equity		
Securities sold under an agreement to repurchase	$	5,238,829
Securities sold, not yet purchased, at fair value		5,361,676
Due to affiliates		176,133
Compensation payable		1,089,028
Accounts payable and accrued expenses		275,627
Total liabilities		12,141,293
Member's equity		5,468,589
Total liabilities and member's equity	$	17,609,882

See accompanying notes to financial statements.